EXHIBIT 99.1

Endeavour Silver Announces Q4 2024 Financial Results; Earnings Call at 10AM PDT (1PM EDT) Today

VANCOUVER, British Columbia, March 11, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) announces its financial and operating results for the three months and the year ended December 31, 2024. All dollar amounts are in US dollars (US$).

“The Company achieved strong financial results in 2024, maintaining a solid balance sheet," said CEO Dan Dickson. "Higher realized prices fueled robust revenue, with mine operating cash flow reaching $72.3 million. With the Terronera project nearing completion and Pitarrilla progressing toward an economic assessment, we are well-positioned for sustained growth and value creation”.

2024 Highlights

  Production at the Higher end of the Updated 2024 Guidance: Production hit the higher end of the revised guidance of 7.3 to 7.6 million AgEq oz produced, which had been decreased after a trunnion failure of the primary ball mill at the Guanacevi mine (see news release from December 17, 2024 here) affected mill throughput from August to December. Production resumed to full capacity in December with an annual total of 4,471,824 silver ounces (“oz”) and 39,047 gold oz, for silver equivalent (“AgEq”) production of 7.6 million oz during 2024.
  Strong Revenue from Higher Realized Prices: Revenue of $217.6 million, from the sale of 4,645,574 oz of silver and 38,522 oz of gold at average realized prices of $27.39 per oz silver and $2,397 per oz gold.
  Mine Operating Cash Flow: $72.3 million in mine operating cash flow before taxes(2), compared to $64.4 million in 2023 and operating cash flow before working capital changes of $27.2 million compared to $37.0 million in 2023.
  Net Earnings and Adjusted Earnings: Recognized net loss of $31.5 million compared to net earnings of $6.1 million and an adjusted net earnings(2) of $8.0 million or earnings(2) of $0.03 per share after excluding loss on derivative contracts, mark to market of deferred share units, gain on asset disposal, unrealized foreign exchange and investments losses. This compares to $1.7 million of adjusted net earnings or $0.01 earnings per share in 2023. Adjusted EBITDA(2) of $52.7 million compared to $47.1 million for 2023.
  Strong Liquidity: Cash position of $106.4 million and working capital(2) of $78.8 million.
  Terronera Nearing Completion: Overall project progress reached 89.4% completion with $302 million of the project’s budget spent as of December 31, 2024. Wet commissioning is expected in early Q2 2025 (see news release dated February 7, 2025 here).
  Advancement of the Pitarrilla Project: Advanced exploration and evaluation efforts at Pitarrilla with recent underground development and drilling. Technical studies commenced in Q4 2024 to support an economic assessment by Q1 2026. (see news release dated November 13, 2024 here).
  Operating And Financial Overview
Three months ended December 31			Q4 2024 Highlights	Twelve Months ended December 31
2024	2023	% Change		2024	2023	% Change
			Production
824,529	1,406,423	(41%)	Silver ounces produced	4,471,824	5,672,703	(21%)
9,075	9,608	(6%)	Gold ounces produced	39,047	37,858	3%
817,292	1,396,315	(41%)	Payable silver ounces produced	4,438,354	5,627,379	(21%)
8,898	9,440	(6%)	Payable gold ounces produced	38,327	37,189	3%
1,550,529	2,175,063	(29%)	Silver equivalent ounces produced(1)	7,595,584	8,701,343	(13%)
13.68	12.54	9%	Cash costs per silver ounce(2)	12.99	13.49	(4%)
21.00	17.66	19%	Total production costs per ounce(2)	19.70	18.55	6%
27.33	21.48	27%	All-in sustaining costs per ounce(2)	23.88	22.93	4%
165,591	220,464	(25%)	Processed tonnes	781,439	874,382	(11%)
152.44	132.81	15%	Direct operating costs per tonne(2)	140.98	130.17	8%
209.49	168.71	24%	Direct costs per tonne(2)	192.51	171.00	13%
			Financial
42.2	50.5	(16%)	Revenue ($ millions)	217.6	205.5	6%
654,519	1,332,648	(51%)	Silver ounces sold	4,645,574	5,669,760	(18%)
8,343	9,417	(11%)	Gold ounces sold	38,522	37,186	4%
31.56	23.78	33%	Realized silver price per ounce	27.39	23.76	15%
2,647	2,051	29%	Realized gold price per ounce	2,397	1,968	22%
1.0	3.0	(66%)	Net earnings (loss) ($ millions)	(31.5)	6.1	(614%)
4.8	3.3	47%	Adjusted net earnings (loss) (2) ($ millions)	8.0	1.7	357%
7.7	5.4	45%	Mine operating earnings ($ millions)	42.1	36.6	15%
13.1	12.6	5%	Mine operating cash flow before taxes ($ millions) (2)	72.3	64.4	12%
5.8	9.8	(41%)	Operating cash flow before working capital changes(2)	27.2	37.0	(26%)
4.4	8.3	(48%)	EBITDA(2) ($ millions)	10.0	47.9	(79%)
8.5	9.3	(8%)	Adjusted EBITDA(2) ($ millions)	52.7	47.1	12%
78.8	42.5	85%	Working capital (2) ($ millions)	78.8	42.5	85%
			Shareholders
0.00	0.01	(100)%	Earnings (loss) per share – basic ($)	(0.13)	0.03	(533%)
0.02	0.02	0%	Adjusted earnings (loss) per share – basic ($)(2)	0.03	0.01	200%
0.02	0.05	(60%)	Operating cash flow before working capital changes per share(2)	0.11	0.19	(42%)
252,169,924	207,932,318	21%	Weighted average shares outstanding	242,181,449	196,018,623	24%

(1) Silver equivalent (AgEq) is calculated using an 80:1 silver:gold ratio.
(2) These are non-IFRS financial measures and ratios. Further details on these non-IFRS financial measures and ratios are provided at the end of this press release and in the MD&A accompanying the Company’s financial statements.

Q4 2024 results

Direct operating costs per tonne in Q4 2024 increased by 15% to $152.44 compared with Q4 2023, predominantly caused by a 35% increase in direct operating costs per tonne at Guanacevi as a result of the temporarily reduced mill throughput.

Consolidated cash costs per silver ounce in Q4 2024, net of by-product credits increased by 9% to $13.68 due to 41% lower silver ounces produced, offset by 36% lower cash costs. Lower cash costs were mostly driven by 14% higher by-product gold sales and 7% lower direct costs compared to Q4 2023. Realized gold price was $2,647 per oz for the quarter, 29% higher than the prior year driving a larger gold credit that is included within cash costs.

All-In-Sustaining Costs (“AISC”) per oz in Q4 2024 increased by 27% to $27.33 compared to Q4 2023 due to the 41% lower production of silver ounces, partially offset by 36% lower cash costs as discussed above.

In Q4 2024, the Company’s mine operating earnings were $7.7 million (Q4 2023 – $5.4 million) from revenue of $42.2 million (Q4 2023 – $50.5 million) and cost of sales of $34.5 million (Q4 2023 – $45.1 million). The lower revenue and cost of sales were driven by 51% lower sales during the period compared to the same period in 2023; in addition to lower production, the finished goods inventory balance increased during the fourth quarter further reducing sales. Realized silver price was $31.56 per oz for the quarter, 33% higher than the same period in 2023, partially offsetting the impact lower sales on revenue. Royalty expense was $3.7 million which was 28% lower than $5.1 million in the same period in 2023, due to lower production from the Guanacevi mine where the royalties are mainly incurred.

In Q4 2024, the Company had an operating loss of $0.5 million (Q4 2023 – operating earnings of $0.2 million) after exploration, evaluation and development costs of $6.1 million (Q4 2023 – $2.4 million), general and administrative expense of $1.9 million (Q4 2023 –$2.7 million) and write off of mineral properties of $0.2 million (Q4 2023 – $nil). Exploration activities increased during the fourth quarter as the Company ramped up its activities at Pitarrilla.

The loss before taxes for Q4 2024 was $1.6 million (Q4 2023 – earnings of $0.7 million) after finance costs of $0.4 million (Q4 2023 – $0.3 million), a foreign exchange gain of $0.4 million (Q4 2023 – $1.4 million) loss on derivative contracts of $1.9 million (Q4 2023 – $nil) and investment and other income of $0.7 million (Q4 2023 – investments and other expenses of $0.6 million). The Company realized earnings for the period of $1.0 million (Q4 2023 – net earnings of $3.0 million) after an income tax recovery of $2.7 million (Q4 2023 – income tax recovery of $2.3 million). The deferred tax recovery was realized as a result of recognizing previously unutilized losses during the period. In Q4 2024 earnings were impacted by a $0.3 million mark-to-market adjustment resulting in an unrealized loss on investments (Q4 2023 – unrealized gain of $0.5 million).

Adjusted net earnings were $4.8 million or $0.02 basic adjusted earnings per share in Q4 2024, compared to adjusted earnings of $3.3 million, or $0.02 basic adjusted earnings per share in Q4 2023.

Full Year 2024 results

For the year ended December 31, 2024, direct operating costs per tonne for the year increased to $140.98, 8% higher than 2023 primarily due to the lower throughput, partially offset by lower direct operating cost. Following the trunnion failure at Guanacevi, and due to the significant number of variables, estimates and remaining uncertainties, management withdrew its 2024 full year cost guidance in August. With lower operating plant capacity at Guanacevi for approximately four months in 2024, operating costs and all-in sustaining cost metrics were higher than originally guided for 2024.

Consolidated cash costs per oz, net of by-product credits, decreased by 4% to $12.99 in 2024 compared with 2023, driven by 24% lower cash costs and partially offset by 21% lower silver oz produced. Lower cash costs were predominantly caused by 26% higher by-product gold sales. Realized gold price was $2,397 per oz for the year, 22% higher than the prior year driving a larger gold credit that is included in cash costs.

AISC per oz increased by 4% to $23.88 compared to 2023 driven by the 21% lower production of silver ounces, partially offset by the 24% lower cash costs as discussed above.

For the year ended December 31, 2024, the Company’s mine operating earnings were $42.1 million (2023 – $36.6 million) on revenue of $217.6 million (2023 – $205.5 million) with cost of sales of $175.6 million (2023 – $168.9 million). Realized silver price was $27.39 per oz for the year, 15% higher than the prior year driving higher silver revenues despite fewer ounces sold. Cost of sales was higher than the prior year, primarily due to the lower economies of scale that arise from lower production, and the fixed costs incurred during the trunnion failure at Guanacevi. The Company also experienced some inflationary pressures on costs during the year, yet benefited from the weaker Mexican peso in the second half of the year.

The Company had operating earnings of $8.3 million (2023 – $8.7 million) after exploration, evaluation and development costs of $19.4 million (2023 – $15.1 million), general and administrative expense of $14.2 million (2023 – $12.3 million) and a write off of mineral properties of $0.2 million (2023 - $0.4 million). Exploration and evaluation costs were higher than the prior year due to increased activity at Pitarrilla; development costs were higher than the prior year due to development work at Terronera that was not eligible for capitalization to the cost of the project.

Loss before tax was $22.0 million (2023 – earnings before tax of $18.3 million) after finance costs of $1.5 million (2023 – $1.4 million), loss on derivative contracts of $30.6 million (2023 – $nil), a foreign exchange loss of $5.5 million (2023 – gain of $4.7 million), a gain on asset disposals of $0.1 million (2023 - $7.1 million) and investment and other income of $7.2 million (2023 – investment and other expense of $0.8 million). The derivative loss arose on the gold and foreign exchange hedge contracts which were required to be implemented under the Terronera debt facility. Investment and other income was higher in 2024 compared to 2023 due to interest recovered on VAT refunds in Mexico, as well as a higher cash balance driving greater interest returns.

The Company realized net loss for the year of $31.5 million (2023 – earnings of $6.2 million) after an income tax expense of $9.5 million (2023 – $12.1 million).

Adjusted net earnings was $8.0 million or $0.03 basic adjusted earnings per share in 2024, compared to adjusted earnings of $1.7 million, or $0.01 adjusted net earnings per share in 2023.

This news release should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2024, and associated Management’s Discussion and Analysis (“MD&A”) which are available on the Company’s website, www.edrsilver.com, on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

Conference Call

Management will host a conference call to discuss the Company’s Q4 2024 financial results today at 10:00am Pacific (PST)/ 1:00pm Eastern (EST).

Date:	Tuesday, March 11, 2025

Time:	10:00am Pacific (PDT) / 1:00pm Eastern (EDT)

Telephone:	Canada & US +1-844-763-8274 International +1-647-484-8814

Replay:	Canada/US Toll Free +1-855-669-9658 International +1-412-317-0088 Access code is 9624341

To access the replay using an international dial-in number, please click here.

The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour is a mid-tier precious metals company with a strong commitment to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco state, the company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Contact Information
Allison Pettit, Director Investor Relations
Tel: (877) 685 - 9775
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Endnotes

1 Silver equivalent (AgEq)

AgEq is calculated using an 80:1 silver:gold ratio.

2 Non-IFRS and Other Financial Measures and Ratios

Certain non-IFRS and other non-financial measures and ratios are included in this press release, including cash costs per silver ounce, total production costs per ounce, all-in costs per ounce, AISC per ounce, direct operating costs per tonne, direct costs per tonne, silver co-product cash costs, gold co-product cash costs, realized silver price per ounce, realized gold price per ounce, adjusted net earnings (loss) adjusted net earnings (loss) per share, mine operating cash flow before taxes, working capital, operating cash flow before working capital adjustments, operating cash flow before working capital changes per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted EBITDA per share and sustaining and growth capital.

Please see the December 31, 2024 MD&A for explanations and discussion of these non-IFRS and other non-financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide management and investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other non-financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these non-IFRS measures have been incorporated by reference and can be found in the section “Non-IFRS Measures” in the December 31, 2024, MD&A available on SEDAR+ at www.sedarplus.com.

Reconciliation of Working Capital

Expressed in thousands of US dollars	As at December 31, 2024	As at December 31, 2023
Current assets	$157,647	$100,773
Current liabilities	78,866	58,244
Working capital	$78,781	$42,529

Reconciliation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share

Expressed in thousands of US dollars	Three months ended December 31		Year ended December 31
(except for share numbers and per share amounts)	2024	2023	2024	2023
Net earnings (loss) for the period per financial statements	$1,025	$3,049	($31,476)	$6,123
Unrealized foreign exchange (loss)	1,593	216	5,370	1,421
Gain (loss) on derivatives	1,919	-	30,551	-
Change in fair value of investments	596	525	1,773	2,522
Gain on sale of Cozamin royalty	-	-	-	(6,990)
Change in fair value of cash settled DSUs	(297)	(504)	1,781	(1,327)
Adjusted net earnings (loss)	$4,836	$3,286	$7,999	$1,749
Basic weighted average share outstanding	252,169,924	207,932,318	242,181,449	196,018,623
Adjusted net earnings (loss) per share	$0.02	$0.02	$0.03	$0.01

Reconciliation of Mine Operating Cash Flow Before Taxes

Expressed in thousands of US dollars	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023
Mine operating earnings per financial statements	$7,744	$5,352	$42,079	$36,611
Share-based compensation	55	44	281	(74)
Depreciation	5,346	7,181	29,894	27,885
Mine operating cash flow before taxes	$13,145	$12,577	$72,254	$64,422

Reconciliation of Operating Cash Flow Before Working Capital Changes and Operating Cash Flow Before Working Capital Changes Per Share

Expressed in thousands of US dollars	Three months ended December 31		Year ended December 31
(except for per share amounts)	2024	2023	2024	2023
Cash from (used in) operating activities per financial statements	($4,850)	$6,706	$19,113	$11,771
Net changes in non-cash working capital per financial statements	(10,615)	(3,085)	(8,135)	(25,243)
Operating cash flow before working capital changes	$5,765	$9,791	$27,248	$37,014
Basic weighted average shares outstanding	252,169,924	207,932,318	242,181,449	196,018,623
Operating cash flow before working capital changes per share	$0.02	$0.05	$0.11	$0.19

Reconciliation of EBITDA and Adjusted EBITDA

Expressed in thousands of US dollars	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023
Net earnings (loss) for the period per financial statements	$1,025	$3,049	($31,476)	$6,123
Depreciation – cost of sales	5,346	7,181	29,894	27,885
Depreciation – exploration, evaluation and development	261	80	829	528
Depreciation – general & administration	99	197	403	376
Finance costs	294	164	889	822
Current income tax expense	(162)	207	12,906	11,344
Deferred income tax expense (recovery)	(2,507)	(2,544)	(3,415)	786
EBITDA	$4,356	$8,334	$10,030	$47,864
Share based compensation	346	714	3,242	3,618
Gain on sale of Cozamin royalty	-	-	-	(6,990)
Unrealized foreign exchange (loss)	1,593	216	5,370	1,421
Gain (loss) on derivatives	1,919	-	30,551	-
Change in fair value of investments	596	525	1,773	2,522
Change in fair value of cash settled DSUs	(297)	(504)	1,781	(1,327)
Adjusted EBITDA	$8,513	$9,285	$52,747	$47,108
Basic weighted average shares outstanding	252,169,924	207,932,318	242,181,449	196,018,623
Adjusted EBITDA per share	$0.03	$0.04	$0.22	$0.24

Reconciliation of Cash Cost Per Silver Ounce, Total Production Costs Per Ounce, Direct Operating Costs Per Tonne, Direct Costs Per Tonne

Expressed in thousands of US dollars	Three months ended December 31, 2024			Three months ended December 31, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$14,017	$11,387	$25,404	$22,956	$9,861	$32,817
'Purchase of the third-party material	(4,187)	-	(4,187)	(2,597)	-	(2,597)
Smelting and refining costs included in net revenue	-	536	536	-	506	506
Opening finished goods	(1,725)	(718)	(2,443)	(8,627)	(656)	(9,283)
Closing finished goods	5,448	485	5,933	7,137	699	7,836
Direct operating costs	13,553	11,690	25,243	18,869	10,410	29,279
'Purchase of the third-party material	4,187	-	4,187	2,597	-	2,597
Royalties	3,550	111	3,661	5,033	72	5,105
Special mining duty (1)	185	1,413	1,598	62	151	213
Direct costs	21,475	13,214	34,689	26,561	10,633	37,194
By-product gold sales	(4,834)	(17,253)	(22,087)	(7,045)	(12,271)	(19,316)
Opening gold inventory fair market value	1,059	1,478	2,537	2,345	815	3,160
Closing gold inventory fair market value	(3,185)	(772)	(3,957)	(2,909)	(619)	(3,528)
Cash costs net of by-product	14,515	(3,333)	11,182	18,952	(1,442)	17,510
Depreciation	3,040	2,306	5,346	3,942	3,239	7,181
Share-based compensation	46	9	55	33	11	44
Opening finished goods depreciation	(515)	(184)	(699)	(1,509)	(222)	(1,731)
Closing finished goods depreciation	1,187	92	1,279	1,459	197	1,656
Total production costs	$18,273	($1,110)	$17,163	$22,877	$1,783	$24,660

	Three months ended December 31, 2024			Three months ended December 31, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	58,798	106,793	165,591	110,781	109,683	220,464
Payable silver ounces	716,641	100,651	817,292	1,267,864	128,451	1,396,315

Cash costs per silver ounce	$20.25	($33.11)	$13.68	$14.95	($11.23)	$12.54
Total production costs per ounce	$25.50	($11.03)	$21.00	$18.04	$13.88	$17.66
Direct operating costs per tonne	$230.50	$109.46	$152.44	$170.33	$94.91	$132.81
Direct costs per tonne	$365.23	$123.73	$209.49	$239.76	$96.94	$168.71

Expressed in thousands of US dollars	Year ended December 31, 2024			Year ended December 31, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$82,872	$41,645	$124,517	$79,842	$38,989	$118,831
'Purchase of the third-party material	(14,418)	-	(14,418)	(10,102)	-	(10,102)
Smelting and refining costs included in net revenue	-	1,972	1,972	-	2,451	2,451
Opening finished goods	(7,137)	(699)	(7,836)	(4,953)	(245)	(5,198)
Closing finished goods	5,448	485	5,933	7,137	699	7,836
Direct operating costs	66,765	43,403	110,168	71,924	41,894	113,818
'Purchase of the third-party material	14,418	-	14,418	10,102	-	10,102
Royalties	20,498	370	20,868	21,937	273	22,210
Special mining duty (1)	2,298	2,683	4,981	2,862	530	3,392
Direct costs	103,979	46,456	150,435	106,825	42,697	149,522
By-product gold sales	(32,476)	(59,875)	(92,351)	(29,273)	(43,925)	(73,198)
Opening gold inventory fair market value	2,909	619	3,528	2,740	354	3,094
Closing gold inventory fair market value	(3,185)	(772)	(3,957)	(2,909)	(619)	(3,528)
Cash costs net of by-product	71,227	(13,572)	57,655	77,383	(1,493)	75,890
Depreciation	19,476	10,418	29,894	15,481	12,404	27,885
Share-based compensation	227	54	281	(17)	(57)	(74)
Opening finished goods depreciation	(1,459)	(197)	(1,656)	(862)	(79)	(941)
Closing finished goods depreciation	1,187	92	1,279	1,459	197	1,656
Total production costs	$90,658	($3,205)	$87,453	$93,444	$10,972	$104,416

	Year ended December 31, 2024			Year ended December 31, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	353,793	427,646	781,439	433,409	440,973	874,382
Payable silver ounces	4,007,140	431,214	4,438,354	5,089,921	537,458	5,627,379

Cash costs per silver ounce	$17.78	($31.47)	$12.99	$15.20	($2.78)	$13.49
Total production costs per ounce	$22.62	($7.43)	$19.70	$18.36	$20.41	$18.55
Direct operating costs per tonne	$188.71	$101.49	$140.98	$165.95	$95.00	$130.17
Direct costs per tonne	$293.90	$108.63	$192.51	$246.48	$96.82	$171.00

Reconciliation of All-In Costs Per Ounce and AISC per ounce

Expressed in thousands of US dollars	Three months ended December 31, 2024			Three months ended December 31, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$14,515	($3,333)	$11,182	$18,952	($1,442)	$17,510
Operations share-based compensation	46	9	55	33	11	44
Corporate general and administrative	895	702	1,597	1,423	550	1,973
Corporate share-based compensation	95	120	215	404	156	560
Reclamation - amortization/accretion	84	65	149	78	66	144
Mine site expensed exploration	365	217	582	286	350	636
Equipment loan payments	-	-	-	140	340	480
Capital expenditures sustaining	7,218	1,336	8,554	5,944	2,700	8,644
All-In-Sustaining Costs	$23,218	($884)	$22,334	$27,260	$2,731	$29,991
Growth exploration, evaluation and development			5,204			1,609
Growth capital expenditures			37,338			32,826
All-In-Costs			$64,876			$64,426

	Three months ended December 31, 2024			Three months ended December 31, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	58,798	106,793	165,591	110,781	109,683	220,464
Payable silver ounces	716,641	100,651	817,292	1,267,864	128,451	1,396,315
Silver equivalent production (ounces)	928,557	621,972	1,550,529	1,569,359	605,704	2,175,063

All-In-Sustaining cost per ounce	$32.40	($8.78)	$27.33	$21.50	$21.26	$21.48

Expressed in thousands of US dollars	Year ended December 31, 2024			Year ended December 31, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$71,227	($13,572)	$57,655	$77,383	($1,493)	$75,890
Operations share-based compensation	227	54	281	(17)	(57)	(74)
Corporate general and administrative	7,396	3,567	10,963	6,354	2,419	8,773
Corporate share-based compensation	1,897	914	2,811	2,328	886	3,214
Reclamation - amortization/accretion	372	283	655	313	263	576
Mine site expensed exploration	1,141	1,187	2,328	1,354	1,352	2,706
Equipment loan payments	206	306	512	819	1,805	2,624
Capital expenditures sustaining	22,875	7,893	30,768	24,631	10,708	35,339
All-In-Sustaining Costs	$105,341	$632	$105,973	$113,165	$15,883	$129,048
Growth exploration, evaluation and development			16,083			11,401
Growth capital expenditures			164,618			82,448
All-In-Costs			$286,674			$222,897

	Year ended December 31, 2024			Year ended December 31, 2023
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	353,793	427,646	781,439	433,409	440,973	874,382
Payable silver ounces	4,007,140	431,214	4,438,354	5,089,921	537,458	5,627,379
Silver equivalent production (ounces)	5,124,557	2,471,027	7,595,584	6,301,637	2,399,706	8,701,343

All-In-Sustaining cost per ounce	$26.29	$1.47	$23.88	$22.23	$29.55	$22.93

Reconciliation of Sustaining Capital and Growth Capital

Expressed in thousands of US dollars	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023
Capital expenditures sustaining	$8,554	$8,644	$30,768	$35,339
Growth capital expenditures	37,338	32,826	164,618	82,448
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$45,892	$41,470	$195,386	$117,787

Expressed in thousands of US dollars	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023
Mine site expensed exploration	$582	$636	$2,328	$2,706
Growth exploration, evaluation and development	5,204	1,609	16,083	11,401
Total exploration, evaluation and development	5,786	2,245	18,411	14,107
Exploration, evaluation and development depreciation	261	80	829	528
Exploration, evaluation and development share-based compensation	76	110	150	478
Exploration, evaluation and development expense	$6,123	$2,435	$19,390	$15,113

Reconciliation of Realized Silver Price Per Ounce and Realized Gold Price Per Ounce

Expressed in thousands of US dollars	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023
Gross silver sales	$20,659	$31,689	$127,260	$134,716
Silver ounces sold	654,519	1,332,648	4,645,574	5,669,760
Realized silver price per ounce	$31.56	$23.78	$27.39	$23.76

Expressed in thousands of US dollars	Three months ended December 31		Year ended December 31
	2024	2023	2024	2023
Gross gold sales	$22,087	$19,316	$92,351	$73,198
Gold ounces sold	8,343	9,417	38,522	37,186
Realized gold price per ounce	$2,647	$2,051	$2,397	$1,968

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the construction and development of the Terronera Project (as defined herein), including: anticipated timing of the Terronera Project, estimated Terronera project economics; Terronera project’s forecasted operations, costs and expenditures, the timing and completion of an economic study for Pitarrilla; the Company’s future growth and value creation and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; the Company’s ability to continue to comply with the terms of the Debt Facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, forecasted mine economics as of 2025, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.